

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2016

Kevin Handwerker
General Counsel
Associated Capital Group, Inc.
One Corporate Center,
Rye, NY 10580-1422

>   **Re: Associated Capital Group, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed on March 22, 2016**
>   **File No. 001-37387**

Dear Mr. Handwerker:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Erin E. Martin

                                        Erin E. Martin
                                        Special Counsel
                                        Office of Financial Services